Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397
Date: June 27, 2017

A LOOK INSIDE: BAKER HUGHES, A GE COMPANY Creating
Fullstream Capability Across the Oil and Gas Value Chain
Finance The Finance team is a key partner to the business
and is primarily responsible for helping the Company make
good decisions, accurately reporting our results externally, and safeguarding the Company's assets. We execute our
responsibilities globally through experienced teams and
well-established operating mechanisms. Our primary
activities include: Planning, forecasting and reporting
operating results to drive effective capital allocation
Preparing, analysing and filing financial statements Driving growth by supporting commercial activities Rigorous
controllership processes and reporting Communicating with
our investors Brian Worrell - Chief Financial Officer 25
years of experience as a financial executive in GE As CFO of
GE Oil and Gas, leads global finance teams Previously served as GE's VP, Corporate Financial Planning and Analysis and
GE's VP, Corporate Audit Staff, where he led team
responsible for ensuring company best practices Leadership
Team KURT CAMILLERI Controller and Chief Accounting Officer
Current role: Controller GE OandG Tenure at GE: 11 Years
Kurt is an established global controller leading GE OandG
Controllership since 2013. Kurt has held leadership roles in
GE Transportation and Healthcare. Kurt started his career at
PWC in London. AHMED MOGHAL Corporate Financial Planning and
Analysis Leader Current role: FPandA GE OandG Tenure at GE:
14 Years Ahmed is a seasoned global finance leader with a
depth of FPandA experience. Ahmed has a background in
financial services, general industrial and the oil and gas
industry DONAL ANTILL Internal Audit Leader Current role: VP
Internal Audit, BHI Tenure at BHI: 27 Years Donal previously served as Vice President, FPandA, for the North America,
Canada and Gulf of Mexico regions and has held positions of
increasing scope and responsibility in his 27 years with
Baker Hughes. BRIAN MUECKE Finance Integration Leader
Current role: VP FPandA Products and Technology, BHI Tenure
at BHI: 13 Years Brian is an OandG industry veteran with
experience providing financial leadership for operations,
technology, and supply chain.

A LOOK INSIDE:

BAKER HUGHES, A GE COMPANY

Creating Fullstream Capability Across the Oil & Gas Value Chain



JAN MARTIN
Senior Tax Counsel
Current role: Global Tax Director, GE O&G
Tenure at GE: 20 Years

Jan is an accomplished Tax Director and international tax counsel with 27 years experience in both private practice and in-house counsel with a number of GE business segments, including Financial Services/Banking, Healthcare and Oil & Gas.



STEVEN KRIPPNER
Treasurer
Current role: Treasurer, GE O&G
Tenure at GE: 2 Years

Steven is an International Treasurer with 20 years experience in the Oil & Gas industry, Banking and Big 4 professional services. He is a Fellow of the Association of Corporate Treasurers (UK) & Chartered Accountant.



PHILIPP MUELLER
Investor Relations Leader
Current role: Investor Relations, GE O&G
Tenure at GE: 12 Years

Philipp is a Finance leader with broad experience across GE's Industrial and Capital businesses who has worked in more than 10 countries. Phil joined GE O&G in 2014 as the CFO of the Drilling business.



SANTIAGO REDONDO
Finance Leader, Marketing, Technology and Innovation
Current role: Chief Financial Officer, GE O&G DTS
Tenure at GE: 16 Years

Santiago is an experienced executive Finance Leader that worked in Finance and business development in the banking sector for 10 years, moving to the O&G industry 5 years ago, with regional and global scope.



MARIA KHOURY
Strategic Cash Leader
Current role: Chief Financial Officer, GE O&G Surface
Tenure at GE: 17 Years

Maria is a global Finance Leader with 22 years' experience in a number of industries, including Agricultural Commodities, Financial Services, and Oil & Gas.



DON PREJEAN
Finance Leader, Global Operations
Current role: VP FP&A Global Operations, BHI
Tenure at BHI: 24 Years

Don is a global Finance leader, with a strong leadership background. Don has a depth of experience including Regional and Product roles, Global Operations and Supply Chain.

A LOOK INSIDE:
BAKER HUGHES, A GE COMPANY

Creating Fullstream Capability Across the Oil & Gas Value Chain



AMAR BARUA
Finance Leader, Oilfield Services
Current role: Finance Integration Leader
Tenure at GE: 18 Years

Amar is a growth oriented leader, with a proven track record of operational and financial performance improvement in multiple business environments. Amar has worked in several countries during his tenure in GE.



KRIS MCBRIDE
Finance Leader, Digital Solutions
Current role: Chief Financial Officer, GE O&G Digital Solutions
Tenure at GE: 19 Years

Kris is a global GE Finance Executive with 20 years of experience across multiple industries including Transportation, Power and Oil & Gas.



VINCENT PIQUET
Finance Leader, Turbomachinery Process Solutions
Current role: Chief Financial Officer, GE O&G TMS
Tenure at GE: 17 Years

Vincent has 17 years of experience as a global Finance Executive in GE, 4 years in the Oil & Gas industry.
He leads GE Oil & Gas' Turbomachinery & Process Solutions' finance team globally.



MICHAL STEPNIAK
Finance Leader, Oilfield Equipment
Current role: Chief Financial Officer, GE O&G Subsea & Drilling
Tenure at GE: 17 Years

Michal has 17 years of progressive industrial finance and operating experience in global settings. Prior to OFE, Michal spent 5 years as the CFO of GE Russia and CIS.

Remember: We are 2 separate companies until close.
For a statement regarding the transaction - additional information and where to find it:
Click here

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, Bear Newco, Inc. (“Newco”)  has filed with the SEC a registration statement on Form S-4, including Amendments No. 1 and 2 thereto. The registration statement was declared effective by the SEC on May 30, 2017.  Newco and Baker Hughes have also filed with the SEC a definitive combined proxy statement/prospectus (the “Combined Proxy Statement/Prospectus”) and Baker Hughes has mailed the Combined Proxy Statement/Prospectus to its stockholders and has filed other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Combined Proxy Statement/Prospectus and other relevant materials filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 8, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on May 5, 2017 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 9, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 8, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on April 28, 2017 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes.  All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.  Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.  The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.